SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of October, 2003

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:     3rd Quarter Results dated 16 October 2003.






Embargo: 07.00 hrs Thursday 16 October 2003

PRUDENTIAL PLC THIRD QUARTER 2003 NEW BUSINESS RESULTS


  - Total Group insurance and investment sales of GBP23.6 billion, an increase of 12 per cent at constant exchange rates (CER) on the first nine months of 2002 (6 per cent on actual exchange rates). Group APE (Annual Premium Equivalent) insurance sales of GBP1.2 billion are down 10 per cent at CER (down 14 per cent on actual exchange rates).

  - Total Group investment funds under management of GBP29.7 billion, up 16 per cent since the beginning of 2003.

  - APE insurance sales in Prudential Corporation Asia (PCA) up 17 per cent, despite the impact of SARS earlier in the year (up 9 per cent on actual exchange rates).

  - Jackson National Life's (JNL) retail sales of GBP2.8 billion at CER were 1 per cent higher than the comparable period in 2002, with particularly strong sales of variable annuities.

  - UK insurance sales on an APE basis down 16 per cent, reflecting weakness in the with-profit bond market. Strong sales of corporate pensions and individual annuities.

  - M&G total retail and institutional funds under management of GBP23.2 billion, up 14 per cent since the start of the year.

Prudential's Group Chief Executive, Jonathan Bloomer, commented: "The markets in which we operate have been difficult this year. In the UK, consumer confidence has not yet fully recovered, in the US, the low interest rate environment continues, and in Asia, SARS has affected several key territories. However, market conditions are beginning to stabilise and we are now seeing signs of improvement and the emergence of some positive trends including: increased sales of corporate pensions in the UK; good sales of variable annuities in the US; and a return to strong growth in Asia."


* The narrative below is on constant exchange rates throughout. See Notes to Editors for further details.


Prudential Corporation Asia


In the first nine months of the year PCA had APE sales of GBP391 million, up 17 per cent on the same period last year. This strong result demonstrates the benefits of PCA's diverse portfolio of businesses across Asia. Sales have recovered strongly post SARS and APE sales in the third quarter were GBP148 million, up 33 per cent on the second quarter of 2003.


In Singapore, PCA has continued to focus on more profitable regular premium life business and for the first nine months of the year sales were up 27 per cent compared with the same period last year. Strong growth continued in Malaysia where APE sales in the first nine months of the year were up 25 per cent and in Hong Kong, despite record high unemployment levels and concerns over SARS, sales of single premium products in the first nine months of 2003 were 61 per cent higher than the same period in 2002.


As announced on 1 September 2003, PCA Life Japan is now focusing on its financial adviser distribution channel and its bancassurance arrangements. While APE sales for the third quarter were up 44 per cent compared with the second quarter, PCA Life Japan anticipates some slowdown in the fourth quarter as the distribution model is refocused.


PCA's Taiwanese life business made a strong recovery in the third quarter with APE sales up 71 per cent on the second quarter. However, due to the impact of SARS earlier in the year, sales for the first nine months of the year were up 2 per cent relative to 2002.


PCA's seven smaller life operations (China, India, Indonesia, Korea, the Philippines, Thailand and Vietnam - collectively classified as 'Other' in the schedules) continue to build scale with APE sales increasing by 61 per cent compared with the same period last year. In China, PCA opened its second life operation with its partner CITIC. This was launched in August in Beijing. In Korea, bancassurance arrangements were launched with Koram Bank and Korea First Bank.


Total investment products funds under management in Asia as at 30 September 2003 were GBP6.5 billion, up 10 per cent from GBP5.9 billion at 30 June 2003. This reflects strong net inflows of GBP395 million during the quarter and the impact of positive market movements.


Jackson National Life

JNL's retail sales of GBP2.8 billion were 1 per cent higher than the comparable period in 2002, which was a record year.


Total sales for the first nine months of the year were down 19 per cent on prior year, reflecting a 62 per cent reduction in sales of institutional products to GBP499 million as a result of JNL's focus on retail markets. JNL does not expect to sell any further institutional products before 2004, other than on an opportunistic basis.


JNL recorded excellent variable annuity sales during the first nine months of 2003. Total sales of GBP1.5 billion were up 88 per cent on the same period last year. As expected given the volatility of equity markets over the previous three years, a significant proportion of variable annuity investors continue to elect the fixed option, with 53 per cent of variable annuity sales going into this option during the first nine months of 2003. This compares to 58 per cent during the full year 2002 and 57 per cent for the first six months of 2003.


Due to the continued low interest rate environment in the US and the high rate of election of the fixed account option within variable annuities, fixed annuity sales in the first nine months of the year of GBP1.2 billion were 37 per cent below prior year. Prudential has previously indicated that JNL would self-fund its capital in the medium-term. Consistent with this objective, third quarter fixed annuity sales of GBP200 million were 52 per cent down on sales of GBP421 million during the second quarter, and were 76 per cent lower than the comparable period in 2002. While JNL's outlook for the financial markets remains cautious, it expects to sell GBP250-300 million of fixed annuities in the fourth quarter, reflecting its expected capital position.


Sales of equity-linked indexed annuities of GBP184 million were down 2 per cent on the first nine months of last year. Regular premium life sales of GBP11 million compared with sales of GBP17 million for the same period in 2002.


Curian Capital LLC, JNL's recently launched Registered Investment Advisor channel, continued to build on its strong start. At the end of September, funds under management had grown to GBP73 million, more than double the funds under management at the half year. Curian Capital provides innovative fee-based separately managed accounts and investment products.


In March 2003 JNL introduced a new equity-linked annuity product, and since June 2003 it has also launched new term and universal life products. These new developments reinforce JNL's track record of product innovation, with 92 per cent of sales in the first nine months of the year coming from products launched since the beginning of 2002.


JNL intends to continue its focus on retail sales for the remainder of the year.


UK and Europe Insurance Operations


Prudential UK and Europe's APE sales for the first nine months of the year were GBP464 million, 18 per cent down on the comparative period in 2002. Excluding with-profit bond sales, Prudential UK's APE sales were 6 per cent higher than the same period in 2002 benefiting from continuing strong corporate pension and individual annuity sales.


Sales through direct channels were GBP243 million, 15 per cent higher than the equivalent period in 2002, with strong sales of individual annuities and corporate pensions. Sales of individual annuities through direct channels were 11 per cent higher than in the same period in 2002 and in the first half of 2003 Prudential UK had a 22 per cent market share of the individual annuity market (source: ABI).


Sales of corporate pensions through direct channels were GBP136 million, 23 per cent higher than 2002, reflecting a significant contribution from new schemes. In the first half of 2003 Prudential UK had an 18 per cent market share of the defined contribution occupational pension scheme market (source: ABI).


IFA sales were down 38 per cent to GBP208 million. Despite the weak with-profit bond market Prudential achieved a strong performance with a 59 per cent increase in sales of with-profit bonds through IFAs in the third quarter over the second. This reflects a slow return to this market by high net worth investors. Prudential UK is seeking to improve confidence in with-profit bonds through a number of measures including product enhancement and improved transparency. In the first half of 2003 Prudential UK had a 26 per cent market share of with-profit bond sales distributed through IFAs (source: ABI), which it believes will have increased in the third quarter.


Partnership agreements with Abbey to sell with-profit bonds, and with Zurich to underwrite annuities, resulted in single premium sales of GBP81 million for the first nine months of 2003. Partnership sales in the third quarter of GBP36 million compare with GBP13 million achieved in the second. The Zurich agreement was launched during the second quarter of 2003.


Prudential UK expects conditions in the final quarter of the year to remain challenging, but believes its focus is appropriate. It is confident it is well positioned to take advantage of the recovery in the savings market. It continues to focus on products where it has competitive advantage as a result of its brand recognition, financial strength, diversified distribution capability and low cost base.


M&G


M&G's gross fund inflows for the first nine months of 2003 were GBP3 billion, up 1 per cent on 2002, reflecting its strength and broad distribution in the areas of retail fund management, institutional fixed income, pooled life and pension funds, property and private finance.


Gross fund inflows into M&G branded retail products were GBP275 million in the third quarter, up 10 per cent on the same period last year. Net inflows rose in the quarter, up 8 per cent on the same period in 2002 to GBP64 million.


In its institutional business, M&G continued to benefit from its position as a leading innovator in fixed income and private finance. Gross institutional fund inflows during the third quarter were GBP702 million, bringing inflows in the first nine months to GBP2.1 billion, 5 per cent higher than the same period last year.


During the third quarter, M&G's segregated and pooled funds saw gross fund inflows of GBP317 million and the private finance division contributed a further GBP333 million as a result of its continuing success in winning project finance and securitised vehicle mandates.


M&G's net institutional fund inflows for the third quarter of 2003 were GBP284 million compared to GBP59 million in the same period in 2002.

Egg


Egg will announce its third quarter results on Wednesday 22 October 2003.


                                     -ENDS-

Enquiries to:

Media                                     Investors/Analysts
Geraldine Davies       020 7548 3911      Rebecca Burrows          020 7548 3537
Steve Colton           020 7548 3721      Laura Presland           020 7548 3511
Clare Staley           020 7548 3719


Notes to Editors:


 1. There will be a conference call today for wire services hosted by Jonathan Bloomer, Group Chief Executive, and Philip Broadley, Group Finance Director at 8.00am (dial-in telephone number: +44 (0) 20 8288 4500). Callers to quote "Prudential" for access to the call.


 2. There will be a conference call for investors and analysts hosted by Jonathan Bloomer at 2.30pm (dial-in telephone number: +44 (0) 20 7162 0189, US callers +1 334 420 4951). Callers to quote "Prudential Q3 new business results" for access to the call.


    A recording of this call will be available for five working days by dialling:

    UK: 020 8288 4459, US: +1 334 323 6222, access code 817812.


 3. Sales for overseas operations have been reported using average exchange rates as shown in the attached schedules. Commentary is given on the results on a constant exchange rate basis. The two bases are compared in the table below.


                                                   Annual Premium Equivalent Sales

                                   Actual exchange rates                    Constant exchange rates

                        2003 YTD GBPm 2002 YTD GBPm       +/- (%) 2003 YTD GBPm  2002 YTD GBPm       +/- (%)

    UK and Europe                  464           568         (18%)           464           568         (18%)
    US                             342           464         (26%)           342           426         (20%)
    Asia                           391           358            9%           391           334           17%
    Total                        1,197         1,390         (14%)         1,197         1,328         (10%)





                                                            Gross Inflows

                                   Actual exchange rates                    Constant exchange rates

                         2003 YTD GBPm 2002 YTD GBPm       +/- (%) 2003 YTD GBPm 2002 YTD GBPm       +/- (%)

    M&G                          3,024         2,981            1%         3,024         2,981            1%
    Asia                        13,309         9,832           35%        13,309         9,142           46%
    Total                       16,333        12,813           27%        16,333        12,123           35%




                                             Total Insurance and Investment New Business

                                   Actual exchange rates                    Constant exchange rates

                         2003 YTD GBPm 2002 YTD GBPm       +/- (%) 2003 YTD GBPm 2002 YTD GBPm       +/- (%)

    Insurance                    7,270         9,398         (23%)         7,270         8,992         (19%)
    Investment                  16,333        12,813           27%        16,333        12,123           35%
    Total                       23,603        22,211            6%        23,603        21,115           12%



 4. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

 5. Certain investment mandates previously reported as UK corporate pensions are now reported as M&G institutional investment flows. The impact is to reduce UK corporate pensions APE sales by GBP31 million for the full-year 2002 (GBP16 million for the first nine months of 2002).

 6. US institutional products (previously referred to as "stable value products") consist of guaranteed investment contracts (GICs), funding agreements and medium-term notes backed by funding agreements.

 7. Financial Calendar:




2003
Payment of interim dividend                                 Friday 31 October 2003

2004
2003 Full-year New Business Figures                         Thursday 22 January 2004
2003 Full-year Results                                      Tuesday 24 February 2004
Ex-dividend date                                            Wednesday 17 March 2004
Record date                                                 Friday 19 March 2004
First quarter New Business Figures                          Friday 23 April 2004
Annual General Meeting                                      Thursday 6 May 2004
Payment of 2003 final dividend                              Wednesday 26 May 2004
2004 Interim Results/Second quarter New Business Figures    Tuesday 27 July 2004



Forward-Looking Statements


This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.



                                                                                                             Schedule 1
                                   PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2003
                                      TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

                                   UK & Europe               US (1)                Asia (1)               Total

                               2003   2002   +/-      2003   2002   +/-      2003   2002   +/-      2003   2002   +/-
                              Q3 YTD Q3 YTD  (%)     Q3 YTD Q3 YTD  (%)     Q3 YTD Q3 YTD  (%)     Q3 YTD Q3 YTD  (%)

                              GBPm   GBPm            GBPm   GBPm            GBPm     GBPm            GBPm   GBPm

  Total Insurance Products    3,293  4,261  (23%)    3,318  4,483  (26%)     659    654     1%     7,270  9,398  (23%)
  Total Investment Products - 3,024  2,981    1%       -      -      -      13,309 9,832   35%     16,333 12,813  27%
  Gross Inflows (2)
                               ----   ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Group Total                 6,317  7,242  (13%)    3,318  4,483  (26%)    13,968 10,486  33%     23,603 22,211   6%
                               ----   ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----





                                                 INSURANCE OPERATIONS

                                      Single                Regular                 Total        Annual Equivalents (3)

                               2003   2002   +/-      2003   2002   +/-      2003   2002   +/-      2003   2002   +/-
                              Q3 YTD Q3 YTD  (%)     Q3 YTD Q3 YTD  (%)     Q3 YTD Q3 YTD  (%)     Q3 YTD Q3 YTD  (%)

                              GBPm   GBPm           GBPm     GBPm            GBPm   GBPm            GBPm     GBPm

  UK Insurance Operations : (4)
  Direct Distribution :
  Individual Pensions           7      13   (46%)      7      9    (22%)      14     22   (36%)      8      10   (20%)
  Corporate Pensions           386    324    19%       97     79    23%      483    403    20%      136    111    23%
  Life                          10     51   (80%)      2      3    (33%)      12     54   (78%)      3      8    (63%)
  Individual Annuities         687    621    11%       -      -      -       687    621    11%       69     62    11%
                               ----   ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Sub-Total                   1,090  1,009    8%      106     91    16%     1,196  1,100    9%      215    192    12%
  DWP Rebates                  280    195    44%       -      -      -       280    195    44%       28     20    40%
                               ----   ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Total                       1,370  1,204   14%      106     91    16%     1,476  1,295   14%      243    211    15%
                               ----   ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Intermediated Distribution :
  Individual Pensions           42     74   (43%)      19     27   (30%)      61    101   (40%)      23     34   (32%)
  Corporate Pensions            38     70   (46%)      5      12   (58%)      43     82   (48%)      9      19   (53%)
  Life                         721   1,793  (60%)      20     12    67%      741   1,805  (59%)      92    191   (52%)
  Individual Annuities         596    597     -        -      -      -       596    597     -        59     60    (2%)
  Bulk Annuities               189    286   (34%)      -      -      -       189    286   (34%)      19     29   (34%)
                               ----   ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Sub-Total                   1,586  2,820  (44%)      44     51   (14%)    1,630  2,871  (43%)     202    333   (39%)
  DWP Rebates                   60     45    33%       -      -      -        60     45    33%       6      5     20%
                               ----   ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Total                       1,646  2,865  (43%)      44     51   (14%)    1,690  2,916  (42%)     208    338   (38%)
                               ----   ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Partnerships :
  Life                          53     -      -        -      -      -        53     -      -        5      -      -
  Individual Annuities          28     -      -        -      -      -        28     -      -        3      -      -
                               ----   ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Total                         81     -      -        -      -      -        81     -      -        8      -      -
                               ----   ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Total :
  Individual Pensions           49     87   (44%)      26     36   (28%)      75    123   (39%)      31     45   (31%)
  Corporate Pensions           424    394     8%      102     91    12%      526    485     8%      145    130    12%
  Life                         784   1,844  (57%)      22     15    47%      806   1,859  (57%)     100    199   (50%)
  Individual Annuities        1,311  1,218    8%       -      -      -      1,311  1,218    8%      131    122     7%
  Bulk Annuities               189    286   (34%)      -      -      -       189    286   (34%)      19     29   (34%)
                               ----   ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Sub-Total                   2,757  3,829  (28%)     150    142     6%     2,907  3,971  (27%)     426    525   (19%)
  DWP Rebates                  340    240    42%       -      -      -       340    240    42%       34     24    42%
                               ----   ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Total UK Insurance          3,097  4,069  (24%)     150    142     6%     3,247  4,211  (23%)     460    549   (16%)
  Operations
                               ----   ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  European Insurance Operations : (1)
  Insurance Products            46     34    35%       -      16     -        46     50    (8%)      5      19   (74%)
                               ----   ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Total European Insurance      46     34    35%       -      16     -        46     50    (8%)      5      19   (74%)
  Operations
                               ----   ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
                               ----   ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Total UK & European         3,143  4,103  (23%)     150    158    (5%)    3,293  4,261  (23%)     464    568   (18%)
  Insurance Operations
                               ----   ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  US Insurance Operations : (1)
  Fixed Annuities             1,153  1,978  (42%)      -      -      -      1,153  1,978  (42%)     115    198   (42%)
  Equity-Linked Indexed        184    204   (10%)      -      -      -       184    204   (10%)      18     20   (10%)
  Annuities
  Variable Annuities          1,471   852    73%       -      -      -      1,471   852    73%      147     85    73%
  Life                          -      -      -        11     18   (39%)      11     18   (39%)      11     18   (39%)
                               ----   ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Sub-Total Retail            2,808  3,034   (7%)      11     18   (39%)    2,819  3,052   (8%)     292    321    (9%)
  Guaranteed Investment        192    297   (35%)      -      -      -       192    297   (35%)      19     30   (37%)
  Contracts
  GIC - Medium Term Note       307   1,134  (73%)      -      -      -       307   1,134  (73%)      31    113   (73%)
                               ----   ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Total US Insurance          3,307  4,465  (26%)      11     18   (39%)    3,318  4,483  (26%)     342    464   (26%)
  Operations
                               ----   ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Asian Insurance Operations : (1)
  Singapore                     96    194   (51%)      40     33    21%      136    227   (40%)      50     52    (4%)
  Hong Kong                    134     89    51%       55     62   (11%)     189    151    25%       68     71    (4%)
  Malaysia                      9      11   (18%)      43     37    16%       52     48     8%       44     38    16%
  Taiwan                        18     13    38%       94    100    (6%)     112    113    (1%)      96    101    (5%)
  Japan                         7      7      -        33     29    14%       40     36    11%       34     30    13%
  Other (5)                     34     15    127%      96     64    50%      130     79    65%       99     66    50%
                               ----   ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Total Asian Insurance        298    329    (9%)     361    325    11%      659    654     1%      391    358     9%
  Operations
                               ----   ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
                               ----   ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Group Total                 6,748  8,897  (24%)     522    501     4%     7,270  9,398  (23%)    1,197  1,390  (14%)
                               ----   ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----



  Notes to Schedules :

  (1) Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson National Life is 1.6110 (2002 - 1.4798).

  (2) Represents cash received from sale of investment products.

  (3) Annual Equivalents, calculated as regular new business contributions + 10% single new business contributions, are subject to roundings.

  (4) Reflecting the expanded investment business new business analysis on
      Schedule 2, certain investment fund mandates previously classified from UK Corporate Pensions sales are now reported as M&G institutional funds under management. 2002 UK insurance sales now reflect this change in presentation.

  (5) In Asia, 'Other' insurance operations include Thailand, Indonesia, The Philippines, Vietnam, India (26% interest), China and Korea.



                                                                                                              Schedule 2
                                    PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2003
                                                 INVESTMENT OPERATIONS

                            Opening     Gross   Redemptions  Net inflows     Other    Market &      Net      Closing
                              FUM      inflows                             movements  currency   movement      FUM
                                                                                      movements   in FUM

2003
    M&G (4)
    M&G branded retail       7,587       809      ( 612)         197         ( 14)      679         862       8,449
    investment products
    Prudential branded UK    1,137       107      ( 107)          -            -        117         117       1,254
    retail investment
    products (6)
    M&G institutional (7)    11,560     2,108    ( 1,120)        988           -        942        1,930     13,490
                              ----      ----       ----         ----         ----      ----        ----       ----
    Total M&G                20,284     3,024    ( 1,839)       1,185        ( 14)     1,738       2,909     23,193
                              ----      ----       ----         ----         ----      ----        ----       ----
    Asia
    India                    1,372      5,261    ( 4,906)        355         ( 35)      160         480       1,852
    Taiwan                   2,425      5,707    ( 5,485)        222           -        65          287       2,712
    Korea                     993       1,768    ( 1,702)        66          ( 20)      36          82        1,075
    Other Mutual Fund         306        517      ( 177)         340           -        31          371        677
    Operations
                              ----      ----       ----         ----         ----      ----        ----       ----
    Total Asian Mutual Fund  5,096     13,253    ( 12,270)       983         ( 55)      292        1,220      6,316
    Operations
                              ----      ----       ----         ----         ----      ----        ----       ----
    Hong Kong MPF Products    136        56        ( 16)         40            -        10          50         186
    (8)
                              ----      ----       ----         ----         ----      ----        ----       ----
    Total Asian Investment   5,232     13,309    ( 12,286)      1,023        ( 55)      302        1,270      6,502
    Operations
                              ----      ----       ----         ----         ----      ----        ----       ----
                              ----      ----       ----         ----         ----      ----        ----       ----
    Total Investment         25,516    16,333    ( 14,125)      2,208        ( 69)     2,040       4,179     29,695
    Products
                              ----      ----       ----         ----         ----      ----        ----       ----





                            Opening     Gross   Redemptions  Net inflows     Other    Market &      Net      Closing
                              FUM      inflows                             movements  currency   movement      FUM
                                                                                      movements   in FUM

2002
    M&G
    M&G branded retail       8,890       858      ( 565)         293        ( 108)   ( 1,694)    ( 1,509)     7,381
    investment products (9)
    Prudential branded UK    1,546       118      ( 150)        ( 32)          -      ( 404)      ( 436)      1,110
    retail investment
    products (6)
    M&G institutional (7)    9,873      2,005     ( 624)        1,381          -      ( 148)       1,233     11,106
                              ----      ----       ----         ----         ----      ----        ----       ----
    Total M&G                20,309     2,981    ( 1,339)       1,642       ( 108)   ( 2,246)     ( 712)     19,597
                              ----      ----       ----         ----         ----      ----        ----       ----
    Asia
    India                    1,072      2,672    ( 2,535)        137         ( 20)     ( 9)         108       1,180
    Taiwan                   2,076      6,922    ( 6,518)        404           -      ( 231)        173       2,249
    Korea                      -          -          -            -            -         -           -          -
    Other Mutual Fund          57        180       ( 7)          173           -       ( 7)         166        223
    Operations
                              ----      ----       ----         ----         ----      ----        ----       ----
    Total Asian Mutual Fund  3,206      9,774    ( 9,060)        714         ( 20)    ( 247)        447       3,652
    Operations
                              ----      ----       ----         ----         ----      ----        ----       ----
    Hong Kong MPF Products     90        58        ( 9)          49            -       ( 18)        31         121
    (8)
                              ----      ----       ----         ----         ----      ----        ----       ----
    Total Asian Investment   3,296      9,832    ( 9,069)        763         ( 20)    ( 265)        478       3,773
    Operations
                              ----      ----       ----         ----         ----      ----        ----       ----
                              ----      ----       ----         ----         ----      ----        ----       ----
    Total Investment         23,605    12,813    ( 10,408)      2,405       ( 128)   ( 2,511)     ( 234)     23,370
    Products
                              ----      ----       ----         ----         ----      ----        ----       ----





                            Opening     Gross   Redemptions  Net inflows     Other    Market &      Net      Closing
                              FUM      inflows                             movements  currency   movement      FUM
                                                                                      movements   in FUM
2003 movement relative to 2002
    M&G
    M&G branded retail        (15%)     (6%)       (8%)         (33%)         87%      140%        157%        14%
    investment products
    Prudential branded UK     (26%)     (9%)        29%           -            -       129%        127%        13%
    retail investment
    products (6)
    M&G institutional (7)      17%       5%        (79%)        (28%)          -       736%         57%        21%
                               ----     ----       ----         ----         ----      ----        ----       ----
    Total M&G                   -        1%        (37%)        (28%)         87%      177%        509%        18%
                               ----     ----       ----         ----         ----      ----        ----       ----
    Asia
    India                      28%       97%       (94%)        159%         (75%)     1878%       344%        57%
    Taiwan                     17%      (18%)       16%         (45%)          -       128%         66%        21%
    Korea                       -         -          -            -            -         -           -          -
    Other Mutual Fund          437%     187%      (2429%)        97%           -       543%        123%       204%
    Operations
                               ----     ----       ----         ----         ----      ----        ----       ----
    Total Asian Mutual Fund    59%       36%       (35%)         38%        (175%)     218%        173%        73%
    Operations
                               ----     ----       ----         ----         ----      ----        ----       ----
    Hong Kong MPF Products     51%      (3%)       (78%)        (18%)          -       156%         61%        54%
    (8)
                               ----     ----       ----         ----         ----      ----        ----       ----
    Total Asian Investment     59%       35%       (35%)         34%        (175%)     214%        166%        72%
    Operations
                               ----     ----       ----         ----         ----      ----        ----       ----
                               ----     ----       ----         ----         ----      ----        ----       ----
    Total Investment Products   8%       27%       (36%)        (8%)          46%      181%        1886%       27%
                               ----     ----       ----         ----         ----      ----        ----       ----



                         US BANKING PRODUCTS

                            2003 Q3  2002 Q3 YTD  +/- (%)
                              YTD
                             GBPm       GBPm

    US Banking Products (10)
    Total Deposit             666        658         1%
    Liabilities
    Retail Assets             689        674         2%


    Notes to Schedules :

    (4) Reflecting the expanded investment business new business analysis above, certain investment fund mandates previously classified from UK Corporate Pensions sales are now reported as M&G institutional funds under management. 2002 UK insurance sales now reflect this change in presentation.

    (6) Scottish Amicable and Prudential branded Investment Products.

    (7) Balance includes segregated pensions fund business, private finance flows and M&G South Africa institutional business. M&G institutional funds under management restated in Q2 2003 to include funds managed on behalf of the Prudential Staff Pension Scheme previously categorised as internal funds.

    (8) Mandatory Provident Fund product sales in Hong Kong are included at Prudential's 36% interest of the Hong Kong MPF operation.

    (9) Balance restated to include M&G South Africa retail investment operations.

    (10) Balance sheet figures have been calculated at closing exchange rates.



                                                                                                             Schedule 3

                         PRUDENTIAL PLC - NEW BUSINESS - QUARTER 3 2003 VERSUS QUARTER 3 2002
                                                 INSURANCE OPERATIONS

                                     Single                  Regular                Total        Annual Equivalents (3)

                              Q3     Q3   +/- (%)      Q3     Q3   +/- (%)    Q3    Q3    +/-      Q3     Q3   +/- (%)
                             2003   2002              2003   2002            2003  2002   (%)     2003   2002
                            GBPm   GBPm              GBPm   GBPm            GBPm  GBPm           GBPm   GBPm

  UK Insurance Operations : (4)
  Direct Distribution :
  Individual Pensions         1      3     (67%)       2      2       -        3     5   (40%)     2      2       -
  Corporate Pensions         138     31    345%        27     25     8%       165   56   195%      41     28     46%
  Life                        3      14    (79%)       -      1       -        3    15   (80%)     -      2       -
  Individual Annuities       215    230    (7%)        -      -       -       215   230  (7%)      22     23     (4%)
                             ----   ----   ----       ----   ----   ----     ----  ----  ----     ----   ----    ----
  Sub-Total                  357    278     28%        29     28     4%       386   306   26%      65     56     16%
  DWP Rebates                 -      -       -         -      -       -        -     -     -       -      -       -
                             ----   ----   ----       ----   ----   ----     ----  ----  ----     ----   ----    ----
  Total                      357    278     28%        29     28     4%       386   306   26%      65     56     16%
                             ----   ----   ----       ----   ----   ----     ----  ----  ----     ----   ----    ----
  Intermediated Distribution :
  Individual Pensions         9      17    (47%)       6      9     (33%)     15    26   (42%)     7      10    (30%)
  Corporate Pensions          15     18    (17%)       2      3     (33%)     17    21   (19%)     4      5     (20%)
  Life                       280     443   (37%)       3      4     (25%)     283   447  (37%)     31     48    (35%)
  Individual Annuities       206     285   (28%)       -      -       -       206   285  (28%)     21     29    (28%)
  Bulk Annuities              32     123   (74%)       -      -       -       32    123  (74%)     3      13    (77%)
                             ----   ----    ----      ----   ----   ----     ----  ----  ----     ----   ----    ----
  Sub-Total                  542     886   (39%)       11     16    (31%)     553   902  (39%)     65    105    (38%)
  DWP Rebates                 -       -      -         -      -       -        -     -     -       -      -       -
                             ----   ----    ----      ----   ----   ----     ----  ----  ----     ----   ----    ----
  Total                      542     886   (39%)       11     16    (31%)     553   902  (39%)     65    105    (38%)
                             ----   ----    ----      ----   ----   ----     ----  ----  ----     ----   ----    ----
  Partnerships :
  Life                        12      -      -         -      -       -       12     -     -       1      -       -
  Individual Annuities        24      -      -         -      -       -       24     -     -       2      -       -
                             ----   ----    ----      ----   ----   ----     ----  ----  ----     ----   ----    ----
  Total                       36      -      -         -      -       -       36     -     -       3      -       -
                             ----   ----    ----      ----   ----   ----     ----  ----  ----     ----   ----    ----
  Total :
  Individual Pensions         10     20    (50%)       8      11    (27%)     18    31   (42%)     9      13    (31%)
  Corporate Pensions         153     49     212%       29     28     4%       182   77   136%      45     33     36%
  Life                       295     457   (35%)       3      5     (40%)     298   462  (35%)     32     50    (36%)
  Individual Annuities       445     515   (14%)       -      -       -       445   515  (14%)     45     52    (13%)
  Bulk Annuities              32     123   (74%)       -      -       -       32    123  (74%)     3      13    (77%)
                             ----   ----    ----      ----   ----   ----     ----  ----  ----     ----   ----    ----
  Sub-Total                  935    1,164  (20%)       40     44    (9%)      975  1,208 (19%)    134    160    (16%)
  DWP Rebates                 -       -      -         -      -       -        -     -     -       -      -       -
                             ----   ----    ----      ----   ----   ----     ----  ----  ----     ----   ----    ----
  Total UK Insurance         935    1,164  (20%)       40     44    (9%)      975  1,208 (19%)    134    160    (16%)
  Operations
                             ----   ----    ----      ----   ----   ----     ----  ----  ----     ----   ----    ----
  European Insurance Operations : (1)
  Insurance Products          17      7     143%       -      6       -       17    13    31%      2      6     (67%)
                             ----   ----    ----      ----   ----   ----     ----  ----  ----     ----   ----    ----
  Total European Insurance    17      7     143%       -      6       -       17    13    31%      2      6     (67%)
  Operations
                             ----   ----    ----      ----   ----   ----     ----  ----  ----     ----   ----    ----
                             ----   ----    ----      ----   ----   ----     ----  ----  ----     ----   ----    ----
  Total UK & European        952    1,171  (19%)       40     50    (20%)     992  1,221 (19%)    136    166    (18%)
  Insurance Operations
                             ----   ----    ----      ----   ----   ----     ----  ----  ----     ----   ----    ----
  US Insurance Operations : (11)
  Fixed Annuities            200     925   (78%)       -      -       -       200   925  (78%)     20     93    (78%)
  Equity Linked Indexed       72     75     (4%)       -      -       -       72    75   (4%)      7      7       -
  Annuities
  Variable Annuities         561     368    52%        -      -       -       561   368   52%      56     36     56%
  Life                        -       -      -         3      6     (50%)      3     6   (50%)     3      6     (50%)
                             ----   ----    ----      ----   ----   ----     ----  ----  ----     ----   ----    ----
  Sub-total Retail           833    1,368  (39%)       3      6     (50%)     836  1,374 (39%)     86    142    (39%)
  Guaranteed Investment       6      15    (60%)       -      -       -        6    15   (60%)     1      2     (50%)
  Contracts
  GIC - Medium Term Note      28     225   (88%)       -      -       -       28    225  (88%)     3      22    (86%)
                             ----   ----    ----      ----   ----   ----     ----  ----  ----     ----   ----    ----
  Total US Insurance         867    1,608  (46%)       3      6     (50%)     870  1,614 (46%)     90    166    (46%)
  Operations
                             ----   ----    ----      ----   ----   ----     ----  ----  ----     ----   ----    ----
  Asian Insurance Operations : (1)
  Singapore                   45     56    (20%)       14     12     17%      59    68   (13%)     18     17      6%
  Hong Kong                   58     45     29%        21     19     11%      79    64    23%      27     24     13%
  Malaysia                    3       4    (25%)       19     13     46%      22    17    29%      20     13     54%
  Taiwan                      9       4     125%       30     50    (40%)     39    54   (28%)     31     50    (38%)
  Japan                       2       2      -         13     11     18%      15    13    15%      13     11     18%
  Other (5)                   17      7     143%       37     24     54%      54    31    74%      39     26     50%
                             ----   ----    ----      ----   ----   ----     ----  ----  ----     ----   ----    ----
  Total Asian Insurance      134     118    14%       134    129     4%       268   247   9%      148    141      5%
  Operations
                             ----   ----    ----      ----   ----   ----     ----  ----  ----     ----   ----    ----
                             ----   ----    ----      ----   ----   ----     ----  ----  ----     ----   ----    ----
  Group Total               1,953   2,897  (33%)      177    185    (4%)     2,130 3,082 (31%)    373    473    (21%)
                             ----   ----    ----      ----   ----   ----     ----  ----  ----     ----   ----    ----





                                                 INVESTMENT OPERATIONS

                                   M&G (7)             Asia Mutual Funds       Hong Kong MPF        Total Investment
                                                                               Products (8)             Products

                              Q3    Q3      +/-        Q3     Q3    +/-       Q3    Q3    +/-      Q3     Q3    +/-
                             2003  2002     (%)       2003   2002   (%)      2003  2002   (%)     2003   2002   (%)
                            GBPm   GBPm              GBPm   GBPm            GBPm  GBPm           GBPm   GBPm

    Opening FUM             22,331 20,685    8%      5,721  3,781    51%      165   117   41%    28,217 24,583   15%
    Gross inflows           1,008    540    87%      4,929  3,144    57%      17    18   (6%)    5,954  3,702    61%
    Less redemptions        ( 657) ( 381)  (72%)    (4,547)(3,086)  (47%)    ( 4)  ( 3)  (33%)  (5,208)(3,470)  (50%)

                             ----   ----    ----      ----   ----   ----     ----  ----  ----     ----   ----    ----
    Net flows                351     159    121%      382     58    559%      13    15   (13%)    746    232     222%
    Other movements           -       -      -       ( 25)   ( 1)  (2400%)     -     -     -     ( 25)   ( 1)  (2400%)
    Market and currency      511  (1,247)   141%      238  ( 186)    228%      8   ( 11) 173%     757 (1,443)    152%
    movements
                             ----   ----    ----      ----   ----   ----     ----  ----  ----     ----   ----    ----
    Net movement in FUM      862  (1,088)   179%      595   ( 129)  561%      21     4   425%    1,478(1,212)    222%

                             ----   ----    ----      ----   ----   ----     ----  ----  ----     ----   ----    ----
    Closing FUM             23,193 19,597   18%      6,316  3,652    73%      186   121   54%    29,695 23,370   27%
                             ----   ----    ----      ----   ----   ----     ----  ----  ----     ----   ----    ----


 Notes to Schedules :

  (1) Insurance and investment new business for overseas operations has been calculated using average exchange rates.

  (3) Annual Equivalents, calculated as regular new business contributions + 10% single new business contributions, are subject to roundings.

  (4) Reflecting the expanded investment business new business analysis on
  Schedule 2, certain investment fund mandates previously classified from UK Corporate Pensions sales are now reported as M&G institutional funds under management. 2002 UK insurance sales now reflect this change in presentation.

  (5) In Asia, 'Other' insurance operations include Thailand, Indonesia, The Philippines, Vietnam, India (26% interest), China and Korea.

  (7) Balance includes segregated pensions fund business, private finance flows and M&G South Africa institutional business. M&G institutional funds under management restated in Q2 2003 to include funds managed on behalf of the Prudential Staff Pension Scheme previously categorised as internal funds.

  (8) Mandatory Provident Fund product sales in Hong Kong are included at Prudential's 36% interest of the Hong Kong MPF operation.

  (11) Sales for overseas operations are converted to sterling using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.



                                                                                                              Schedule 4
                          PRUDENTIAL PLC - NEW BUSINESS - QUARTER 3 2003 VERSUS QUARTER 2 2003
                                                  INSURANCE OPERATIONS

                                  Single                  Regular                   Total            Annual Equivalents
                                                                                                            (3)
                         Q3 2003 Q2 2003  +/-     Q3 2003 Q2 2003  +/-     Q3 2003 Q2 2003  +/-       Q3     Q2    +/-
                                          (%)                      (%)                      (%)      2003   2003   (%)
                         GBPm    GBPm             GBPm    GBPm             GBPm    GBPm             GBPm   GBPm

  UK Insurance Operations : (4)
  Direct Distribution :
  Individual Pensions       1       3    (67%)       2       3    (33%)       3       6    (50%)      2      4    (50%)
  Corporate Pensions       138     52     165%      27      46    (41%)      165     98     68%       41     51   (20%)
  Life                      3       3      -         -       1      -         3       4    (25%)      -      2      -
  Individual Annuities     215     201     7%        -       -      -        215     201     7%       22     20    10%
                          ----    ----    ----     ----    ----    ----     ----    ----    ----     ----   ----   ----
  Sub-Total                357     259    38%       29      50    (42%)      386     309    25%       65     76   (14%)
  DWP Rebates               -       -      -         -       -      -         -       -      -        -      -      -
                          ----    ----    ----     ----    ----    ----     ----    ----    ----     ----   ----   ----
  Total                    357     259    38%       29      50    (42%)      386     309    25%       65     76   (14%)
                          ----    ----    ----     ----    ----    ----     ----    ----    ----     ----   ----   ----
  Intermediated Distribution :
  Individual Pensions       9      16    (44%)       6       7    (14%)      15      23    (35%)      7      8    (13%)
  Corporate Pensions       15      11     36%        2       1     100%      17      12     42%       4      2     100%
  Life                     280     207    35%        3       9    (67%)      283     216    31%       31     30     3%
  Individual Annuities     206     151    36%        -       -      -        206     151    36%       21     15    40%
  Bulk Annuities           32      86    (63%)       -       -      -        32      86    (63%)      3      9    (67%)
                          ----    ----    ----     ----    ----    ----     ----    ----    ----     ----   ----   ----
  Sub-Total                542     471    15%       11      17    (35%)      553     488    13%       65     64     2%
  DWP Rebates               -       -      -         -       -      -         -       -      -        -      -      -
                          ----    ----    ----     ----    ----    ----     ----    ----    ----     ----   ----   ----
  Total                    542     471    15%       11      17    (35%)      553     488    13%       65     64     2%
                          ----    ----    ----     ----    ----    ----     ----    ----    ----     ----   ----   ----
  Partnerships :
  Life                     12       9     33%        -       -      -        12       9     33%       1      1      -
  Individual Annuities     24       4     500%       -       -      -        24       4     500%      2      1     100%
                          ----    ----    ----     ----    ----    ----     ----    ----    ----     ----   ----   ----
  Total                    36      13     177%       -       -      -        36      13     177%      3      2     50%
                          ----    ----    ----     ----    ----    ----     ----    ----    ----     ----   ----   ----
  Total :
  Individual Pensions      10      19    (47%)       8      10    (20%)      18      29    (38%)      9      12   (25%)
  Corporate Pensions       153     63     143%      29      47    (38%)      182     110    65%       45     53   (15%)
  Life                     295     219    35%        3      10    (70%)      298     229    30%       32     32     -
  Individual Annuities     445     356    25%        -       -      -        445     356    25%       45     36    25%
  Bulk Annuities           32      86    (63%)       -       -      -        32      86    (63%)      3      9    (67%)
                          ----    ----    ----     ----    ----    ----     ----    ----    ----     ----   ----   ----
  Sub-Total                935     743    26%       40      67    (40%)      975     810    20%      134    141    (5%)
  DWP Rebates               -       -      -         -       -      -         -       -      -        -      -      -
                          ----    ----    ----     ----    ----    ----     ----    ----    ----     ----   ----   ----
  Total UK Insurance       935     743    26%       40      67    (40%)      975     810    20%      134    141    (5%)
  Operations
                          ----    ----    ----     ----    ----    ----     ----    ----    ----     ----   ----   ----
  European Insurance Operations : (1)
  Insurance Products       17      17      -         -       -      -        17      17      -        2      2      -
                          ----    ----    ----     ----    ----    ----     ----    ----    ----     ----   ----   ----
  Total European           17      17      -         -       -      -        17      17      -        2      2      -
  Insurance Operations
                          ----    ----    ----     ----    ----    ----     ----    ----    ----     ----   ----   ----
                          ----    ----    ----     ----    ----    ----     ----    ----    ----     ----   ----   ----
  Total UK & European      952     760    25%       40      67    (40%)      992     827    20%      136    143    (5%)
  Insurance Operations
                          ----    ----    ----     ----    ----    ----     ----    ----    ----     ----   ----   ----
  US Insurance Operations : (11)
  Fixed Annuities          200     421   (52%)       -       -      -        200     421   (52%)      20     42   (52%)
  Equity Linked Indexed    72      68      6%        -       -      -        72      68      6%       7      7      -
  Annuities
  Variable Annuities       561     468    20%        -       -      -        561     468    20%       56     47    19%
  Life                      -       -      -         3       5    (40%)       3       5    (40%)      3      5    (40%)
                          ----    ----    ----     ----    ----    ----     ----    ----    ----     ----   ----   ----
  Sub-total Retail         833     957   (13%)       3       5    (40%)      836     962   (13%)      86    101   (15%)
  Guaranteed Investment     6      186   (97%)       -       -      -         6      186   (97%)      1      19   (95%)
  Contracts
  GIC - Medium Term Note   28      279   (90%)       -       -      -        28      279   (90%)      3      28   (89%)
                          ----    ----    ----     ----    ----    ----     ----    ----    ----     ----   ----   ----
  Total US Insurance       867    1,422  (39%)       3       5    (40%)      870    1,427  (39%)      90    147   (39%)
  Operations
                          ----    ----    ----     ----    ----    ----     ----    ----    ----     ----   ----   ----
  Asian Insurance Operations : (1)
  Singapore                45      22     105%      14      14      -        59      36     64%       18     16    13%
  Hong Kong                58      42     38%       21      20      5%       79      62     27%       27     25     8%
  Malaysia                  3       3      -        19      11     73%       22      14     57%       20     12    67%
  Taiwan                    9       8     13%       30      17     76%       39      25     56%       31     18    72%
  Japan                     2       2      -        13       8     63%       15      10     50%       13     8     63%
  Other (5)                17      10     70%       37      31     19%       54      41     32%       39     32    22%
                          ----    ----    ----     ----    ----    ----     ----    ----    ----     ----   ----   ----
  Total Asian Insurance    134     87     54%       134     101    33%       268     188    43%      148    110    35%
  Operations
                          ----    ----    ----     ----    ----    ----     ----    ----    ----     ----   ----   ----
                          ----    ----    ----     ----    ----    ----     ----    ----    ----     ----   ----   ----
  Group Total             1,953   2,269  (14%)      177     173     2%      2,130   2,442  (13%)     373    400    (7%)
                          ----    ----    ----     ----    ----    ----     ----    ----    ----     ----   ----   ----






                                                 INVESTMENT OPERATIONS

                                M&G (7)             Asia Mutual Funds      Hong Kong MPF Products     Total Investment
                                                                                    (8)                   Products

                         Q3 2003 Q2 2003  +/-     Q3 2003 Q2 2003  +/-     Q3 2003 Q2 2003  +/-   Q3 2003 Q2 2003   +/-
                                          (%)                      (%)                      (%)                    (%)
                         GBPm    GBPm              GBPm    GBPm             GBPm    GBPm             GBPm   GBPm
    Opening FUM          22,331  20,677    8%      5,721   5,022   14%       165     151     9%     28,217 25,850   9%
    Gross inflows         1,008    832    21%      4,929   4,552    8%       17      21    (19%)    5,954  5,406   10%
    Less redemptions     ( 657)  ( 627)   (5%)    (4,547) (3,854) (18%)     ( 4)    ( 8)    50%    (5,208)(4,489) (16%)

                          ----    ----    ----     ----    ----    ----     ----    ----    ----     ----   ----   ----
    Net flows              351     205    71%       382     699   (45%)      13      12      8%      746    917   (19%)
    Other movements         -     ( 18)    -       ( 25)   ( 16)  (56%)       -       -      -      ( 25)  ( 34)   26%
    Market and currency    511    1,466  (65%)      238     17    1300%       8       2     300%     757   1,485  (49%)
    movements
                          ----    ----    ----     ----    ----    ----     ----    ----    ----     ----   ----   ----
    Net movement in FUM    862    1,653  (48%)      595     698   (15%)      21      15     40%     1,478  2,367  (38%)
                          ----    ----    ----     ----    ----    ----     ----    ----    ----     ----   ----   ----
    Closing FUM          23,193  22,331    4%      6,316   5,721   10%       186     165    13%     29,695 28,217   5%
                          ----    ----    ----     ----    ----    ----     ----    ----    ----     ----   ----   ----

  Notes to Schedules:

  (1) Insurance and investment new business for overseas operations has been calculated using average exchange rates.

  (3) Annual Equivalents, calculated as regular new business contributions + 10% single new business contributions, are subject to roundings.

  (4) Reflecting the expanded investment business new business analysis on
  Schedule 2, certain investment fund mandates previously classified from UK Corporate Pensions sales are now reported as M&G institutional funds under management. 2002 UK insurance sales now reflect this change in presentation.

  (5) In Asia, 'Other' insurance operations include Thailand, Indonesia, The Philippines, Vietnam, India (26% interest), China and Korea.

  (7) Balance includes segregated pensions fund business, private finance flows and M&G South Africa institutional business. M&G institutional funds under management restated in Q2 2003 to include funds managed on behalf of the Prudential Staff Pension Scheme previously categorised as internal funds.

  (8) Mandatory Provident Fund product sales in Hong Kong are included at Prudential's 36% interest of the Hong Kong MPF operation.

  (11) Sales for overseas operations are converted to sterling using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.




                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of ***Month, Year***

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 16 October 2003

                                       PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  By: /s/    Steve Colton

                                                Steve Colton
                                                Group Head of Media Relations